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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes; Adam Phippen; Taylor Beech; Dietrich King

Re:	JOANN Inc.
Registration Statement on Form S-1
Filed February 16, 2021
File No. 333-253121

Ladies and Gentlemen:

On behalf of JOANN Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 22, 2021, relating to the above referenced Registration Statement on Form S-1, which was filed on February 16, 2021 (the “Registration Statement”). In connection with such responses, we are submitting this letter via EDGAR and intend to file Amendment No. 1 to the Registration Statement on Form S-1, which will include, among other changes, the changes excerpted below to be made in response to the Staff’s comments (the “Amended Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Registration Statement on Form S-1 filed February 16, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 69

February 26, 2021

1.

We note your response to our previously issued comment 6. We continue to believe that adjusting for store preopening costs is not appropriate. Your presentation of the number of stores reopened or remodeled over the past 5 years clearly indicates that remodeling and reopening stores is a part of your ongoing operations. Please revise your filing as previously requested to eliminate the “Location pre-opening and closing costs excluding loss on disposal of fixed assets” adjustment. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its presentation of the adjustments to Adjusted EBITDA in the Amended Registration Statement to remove location pre-opening and closing costs as requested.

General

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:

The Company respectfully acknowledges the Staff’s comment and is supplementally providing such written communications to the Staff under cover of a separate letter.

3.

We note that you filed a free writing prospectus pursuant to Rule 433(f) under the Securities Act of 1933 on February 19, 2021. Please provide your legal analysis regarding how the publication of the articles filed as Annex A and Annex B to the free writing prospectus complies with your obligations under Section 5(b) of the Securities Act and tell us whether any additional disclosure or other action by the company is necessary in this regard.

Response:

Rule 164 under the Securities Act (“Rule 164”) provides that a free writing prospectus meeting the requirements of (a) Rule 164 and (b) Rule 433 under the Securities Act (“Rule 433”) will be a Section 10(b) prospectus for purposes of Section 5(b)(1) of the Securities Act. In other words, use of such a free writing prospectus complies with Section 5(b). Rule 433 further provides in relevant part that any free writing prospectus that satisfies the conditions of such rule will be a prospectus permitted under section 10(b) of the Securities Act for purposes of Sections 2(a)(10), 5(b)(1), and 5(b)(2) of the Securities Act.

February 26, 2021

The Company advises the Staff that the free writing prospectus filed by the Company on February 19, 2021 (the “FWP”) met all the relevant requirements of Rules 164 and 433. In particular:

•	the Company is not an “ineligible issuer” or “excluded issuer,” and the offering is not an “excluded offering” under Rule 164(e), (f) or (g);

•	the Company publicly filed its Registration Statement on February 16, 2021;

•

the FWP included as annexes certain news articles (the “Articles”) that quote certain statements made by Wade Miquelon, the President and Chief Executive Officer of the Company, and the FWP is accordingly a free writing prospectus “published or distributed by media” (a “media free writing prospectus”) within the meaning of Rule 433(f);

•	no payment was made nor consideration given to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company;

•	the Company filed the FWP with an appropriate legend within four business days after becoming aware of the publication of the Articles;

•	the FWP did not contain any material information that was not already included in the Registration Statement; and

•

because of the absence of payment and the timely filing of the FWP, under Rule 433(f)(1) the Company was (a) permitted to use a media free writing prospectus even though it had not yet published a price-range prospectus, because Rule 433(b)(2) did not apply; (b) deemed to have met the legending requirement of Rule 433(c)(2); and (c) was deemed to have met the filing requirements of Rule 433(d).

In addition, the Company respectfully advises the Staff that the Company advised investors of the following in the FWP:

•

that the statements by Mr. Miquelon were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement and have not been endorsed or adopted by the Company;

•	that the remainder of the Articles represented the authors’ opinions and the opinions of others, which have not been endorsed or adopted by the Company or any other offering participant; and

•

that prospective investors should consider the statements contained in the FWP, including those contained in the Articles, only after carefully evaluating all of the information in the Registration Statement and any final preliminary prospectus relating to the offering, including the risk factors described therein.

February 26, 2021

As such, the Company does not believe that any further disclosure is necessary in the Registration Statement.

*        *        *         *        *

February 26, 2021

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 906-2918 or by email (greg.rodgers@lw.com). Please send copies of any correspondence relating to this filing to Gregory P. Rodgers by email and facsimile ((212) 751-4864).

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Wade Miquelon, President and Chief Executive Officer, JOANN Inc.

Matt Susz, Senior Vice President and Chief Financial Officer, JOANN Inc.

Ann Aber, Vice President, General Counsel and Secretary, JOANN Inc.

Howard Sobel, Latham & Watkins LLP

Jason Silvera, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP